Item 77I - Deutsche Money Market Prime Series
(a series of Deutsche Money
Funds)(the "Fund")
      Money Market Fund Reform
In July 2014, the SEC adopted money market fund reform intended to address potential systemic risks associated with money market funds and to improve transparency for money market fund investors. The
Fund is required to comply with money market reforms by the specified compliance dates, with the latest being October 14, 2016. As a result, the Fund will be required to take certain steps that will impact its structure and/or operations, which could impact the return potential of the Fund.

Beginning on or about September 16, 2016, the Fund will seek to qualify as a retail money market fund and will implement policies and procedures that are reasonably designed to limit beneficial ownership of the Fund's shares to natural persons.
As a retail money market fund after this transition, only accounts beneficially owned by natural persons will be permitted to retain their shares in the Fund.
Certain financial intermediaries who have been working with the Fund to involuntarily redeem accounts not beneficially owned by natural persons, may be permitted to remain in the Fund through October 13, 2016.

Also, effective on or about October 14, 2016, the Fund will implement policies and procedures reasonably designed to ensure the Fund will be able to impose liquidity fees on redemptions and/or redemption gates. The Fund will continue to operate with its existing investment objective and investment strategies and will continue to seek to maintain a $1.00 stable NAV. (Although the Fund will seek to maintain a $1.00 NAV, there is no guarantee that it will be able to do so and if the NAV falls below $1.00, you would lose money.)

For more information, please refer to the Fund's prospectus.